NOTICE OF FILING ERROR

Accession Number 0001263279-10-000093 relating to a filing of a Schedule 13D with Rancher Energy Corp. as the subject company was filed using the wrong CIK number.  That submission should be disregarded.

 The submission was made using the CIK number of Delta Petroleum Corp., which was an error.  Delta Petroleum Corp. has no interest in the transaction described in the submission.  The Schedule 13D has been re-filed to reflect the proper filer.